EXHIBIT 99.2

Sono Group N.V. Secures Funding, Reinforcing Its Financial Position

Funding strengthens Sono Group’s capital base, intended to accelerate the growth of the business

Munich, Sept. 20, 2024 (GLOBE NEWSWIRE) -- The solar technology company Sono Group N.V. (OTCQB: SEVCF) (hereafter referred to as “Sono Group” or the “Company”) announces the successful receipt of funding from YA II PN, Ltd. in September 2024. $3.3 million was received as part of the financial commitments previously agreed upon, further enhancing the Company’s financial position and its ability to pursue its business objectives.

This latest funding aligns with the terms of the previous tranche of funding, reflecting the Company’s continued focus on maintaining a strong capital base. “With this timely receipt of funds, Sono Group remains well-capitalized and committed to achieving its operational milestones,” said George O’Leary, Managing Director, CEO and CFO of Sono Group. “We value the ongoing support of our partners, with which we continue to drive forward our vision of clean energy and sustainable transportation.”

The financing is a key element of Sono Group’s strategy to build momentum, support operations, and reinforce its mission to revolutionize mobility with solar-powered technology. Sono Group N.V. remains committed to creating value for its stakeholders.

For more information about Sono Group N.V., its subsidiary Sono Motors GmbH, and their solar solutions, visit sonogroupnv.com and sonomotors.com.

END

ABOUT SONO GROUP N.V.

Sono Group N.V. (OTCQB: SEVCF) and its wholly-owned subsidiary Sono Motors GmbH are on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Their disruptive solar technology has been developed to enable seamless integration into all types of vehicles to reduce the impact of CO2 emissions and pave the way for climate-friendly mobility.

CONTACT

Press:

press@sonomotors.com | www.sonomotors.com/press

Investors:

ir@sonomotors.com | ir.sonomotors.com

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of the Company and Sono Motors GmbH (together, the “companies”). Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and could cause the companies’ actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our ability to access the unfunded portion of the investment from YA II PN, Ltd. (“Yorkville”), including our ability to successfully comply with the agreements related thereto and the absence of any termination event or any event of default; our ability to maintain relationships with creditors, suppliers, service providers, customers, employees and other third parties in light of the performance and credit risks associated with our constrained liquidity position and capital structure; our status as a foreign private issuer under the Securities Exchange Act of 1934; our ability to comply with OTCQB continuing standards, as well as our ability to have our shares admitted to trading on a stock exchange in the future; our ability to achieve our stated goals; our strategies, plan, objectives and goals, including, among others, the successful implementation and management of the pivot of our business to exclusively retrofitting and integrating our solar technology onto third party vehicles; our ability to raise the additional funding required beyond the investment from Yorkville to further develop and commercialize our solar technology and business as well as to continue as a going concern. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F, which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the actions of courts, regulatory authorities and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.